[Letterhead of Stratus]
April 13, 2011
VIA EDGAR AND FACSIMILE TRANSMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman
          Matthew Crispino

Re:	Stratus Technologies Bermuda Holdings Ltd. and Co-Registrants Registration Statement on Form F-4 (File No. 333-171863)
     Dear Messrs. Shuman and Crispino:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stratus Technologies Bermuda Holdings Ltd., as parent guarantor (“Holdings”), Stratus Technologies Bermuda Ltd. and Stratus Technologies, Inc., as co-issuers (together the “Issuers”), and Stratus Technologies Ireland Limited, SRA Technologies Cyprus Limited, Cemprus Technologies, Inc. and Cemprus, LLC, as subsidiary guarantors (collectively with the Issuers and Holdings, the “Registrants”), respectfully request the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 10:00 a.m. (EDT) on April 18, 2011, or as soon as possible thereafter.
     The Registrants hereby acknowledge that:
•	Should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Glenn R. Pollner (212-351-2333) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.
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IN WITNESS WHEREOF, each of the undersigned has duly executed this acceleration request as of the date first written above.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
By:	/s/ Ernest Morrison
	Name:	Ernest Morrison
	Title:	Director

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STRATUS TECHNOLOGIES BERMUDA LTD.
By:	/s/ Ernest Morrison
	Name:	Ernest Morrison
	Title:	Director

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STRATUS TECHNOLOGIES, INC.
By:	/s/ Robert C. Laufer
	Name:	Robert C. Laufer
	Title:	Sr. Vice President of Finance, Chief Financial Officer

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STRATUS TECHNOLOGIES IRELAND LIMITED
By:	/s/ Grainne Kealy
	Name:	Grainne Kealy
	Title:	Director

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SRA TECHNOLOGIES CYPRUS LIMITED
By:	/s/ Kyriakoulla Mouaimi
	Name:	Kyriakoulla Mouaimi
	Title:	Director

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CEMPRUS TECHNOLOGIES, INC.
By:	/s/ John T. Bodyk III
	Name:	John T. Bodyk III
	Title:	Treasurer

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CEMPRUS, LLC
By:	/s/ John T. Bodyk III
	Name:	John T. Bodyk III
	Title:	Treasurer